UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 2007

Commission File Number: 000-30020

Delta Galil Industries Ltd.
(Translation of registrant's name into English)

Textile Building, 2 Kaufman Street, Tel Aviv 68012, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto as Exhibit 99.1 is a press release dated November 14, 2007, relating to the Registrant’s financial results for the third quarter of 2007. Also attached, as Exhibit 99.2, is a redacted version of the press release, from which certain non-GAAP financial information has been deleted.

Exhibit 99.2 is hereby incorporated by reference into the Registration Statements on Form S-8 of Delta Galil Industries Ltd. (registration Nos. 333-12608, 333-13716, 333-102247 and 333-138899).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delta Galil Industries Ltd.
(Registrant)

By:	/s/ Miki Laxer
Name: Miki Laxer
Title: Controller

Date: November 15, 2007

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